

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Garabed Koosherian
Associate
Gunderson Dettmer LLP
One Marina Park Drive
Suite 900
Boston, MA 02210

> **Re: Vigil Neuroscience, Inc.**
> **Schedule 13D filed by Vida Ventures GP III, L.L.C. et al.**
> **Filed February 10, 2023**
> **File No. 005-93233**

Dear Garabed Koosherian:

    We have reviewed the above-captioned filing, and have the following comments.

    Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to the facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

    After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed February 10, 2023

General

1.   We note the date of the event reported as requiring the filing of the Schedule 13D was January 11, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the January 11, 2022 event date, the Schedule 13D submitted on February 10, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

2.   We note the telephone number of person authorized to receive notices and communications was unreachable due to a "full mailbox" message. Please provide us, with a view towards revised disclosure, with a functioning telephone number at which the person authorized to receive notices and communications may be reached. See the forepart of Schedule 13D codified at Rule 13d-101.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos (202) 551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions